UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Franklin Advisory Services, LLC
   One Parker Plaza, 9th Floor


   Fort Lee, NJ  07024
2. Date of Event Requiring Statement (Month/Day/Year)
   08/13/2002
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Baldwin Piano & Organ Company (BPAOQ)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------



Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
No securities owned


Explanation of Responses:
The Reporting person may be deemed to be a member of a Section 13(d) group (the "Group") that beneficially owns more than 10% of the Issuer's outstanding common stock. The Reporting Person expressly disclaims beneficial ownership for all purposes of all shares of the Issuer's common stock held by the Group, other than those securities the Reporting Person holds directly. As of August 13, 2002, advisory clients of the Reporting Person, an investment advisor registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, held 373,600 shares of the Issuer's common stock. The Reporting Person has no pecuniary interest in any of the Issuer's securities (including the Issuer's securities owned by its advisory clients), and, accordingly, has beneficial ownership for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, of no securities of the Issuer.

FRANKLIN ADVISORY SERVICES, LLC

SIGNATURE OF REPORTING PERSON
/S/ Kratter, Leslie M.
    Title: Secretary

DATE 09/19/02